Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
August 14, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES SECOND QUARTER RESULTS FOR 2018 AND DECLARES THIRD QUARTERLY DIVIDEND OF 2018

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce its results for the second quarter ended June 30, 2018. All figures are presented in United States dollars unless otherwise noted.

In the second quarter of 2018, Wheaton had net earnings of $318 million, which included a $246 million gain on the disposal of the San Dimas silver stream. In the first half of 2018, Wheaton had record gold production from Salobo and generated over $260 million in cash flow. During the second quarter, Wheaton completed the acquisition of a cobalt stream on Vale’s Voisey’s Bay mine, and subsequent to the quarter, Wheaton closed a gold and palladium stream on Sibanye-Stillwater’s Stillwater and East Boulder mines.

Operational Overview

	Q2 2018	Q2 2017	Change
Ounces produced
Silver	6,091	7,192	(15.3)%
Gold	85,292	79,636	7.1%
Ounces sold
Silver	5,972	6,369	(6.2)%
Gold	87,140	71,965	21.1%
Sales price per ounce
Silver	$16.52	$17.09	(3.3)%
Gold	$1,305	$1,263	3.3%
Cash costs per ounce [1]
Silver [1]	$4.54	$4.51	0.7%
Gold [1]	$407	$393	3.6%
Cash operating margin per ounce [1]
Silver [1]	$11.98	$12.58	(4.8)%
Gold [1]	$898	$870	3.2%
Revenue	$212,400	$199,684	6.4%
Net earnings	$318,142	$67,612	370.5%
Per share	$0.72	$0.15	380.0%
Adjusted net earnings [1]	$72,722	$66,624	9.2%
Per share [1]	$0.16	$0.15	8.8%
Operating cash flows	$135,200	$124,681	8.4%
Per share [1]	$0.31	$0.28	10.7%
Dividends declared [1]	$39,888	$30,926	29.0%
Per share	$0.09	$0.07	28.6%

All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.

Highlights

•

The decrease in attributable silver production and the increase in attributable gold production for the three months ended June 30, 2018, was primarily due to the termination of the San Dimas silver purchase agreement and the entering into of the new San Dimas precious metals purchase agreement effective May 10, 2018, with the silver production being further impacted by the expiry of the streaming agreement relative to the Lagunas Norte, Veladero and Pierina mines on March 31, 2018, and lower production at Antamina primarily resulting from mine sequencing.

•

The decrease in silver sales volume for the three months ended June 30, 2018, was due to the lower production levels, partially offset by positive changes in the balance of payable silver produced but not yet delivered to Wheaton.

•

The increase in gold sales volume for the three months ended June 30, 2018, was primarily the result of increased production levels coupled with positive changes in the balance of payable gold produced but not yet delivered to Wheaton.

•	Declared quarterly dividend of $0.09 per common share. This represents an increase of 29% relative to the comparable period in 2017.

•

On May 10, 2018, First Majestic Silver Corp. (“First Majestic”) announced that they had closed the previously announced acquisition of Primero Mining Corp. (“Primero”). In connection with this acquisition, the Company has terminated the San Dimas silver purchase agreement and entered into a new San Dimas precious metal purchase agreement with First Majestic, resulting in a gain on disposal of $246 million.

•	On June 28, 2018, Wheaton completed the acquisition from Vale S.A. (“Vale”) of a fixed percentage of cobalt production from the Voisey’s Bay mine starting in January 2021.

Subsequent to the Quarter

•

On July 25, 2018, the Company, through its wholly owned subsidiary Wheaton Precious Metals International Ltd. (“Wheaton International”), completed the acquisition from Sibanye Gold Limited (“Sibanye-Stillwater”) of a fixed percentage of gold and palladium production from the Stillwater and East Boulder mines (collectively “Stillwater”) effective July 1, 2018.

•

On July 17, 2018, the Company acquired 9.99% of the common shares of Adventus Zinc Corporation (“Adventus”) and acquired a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador.

Reconfirming Production Guidance

•

With the addition of the streams on Voisey’s Bay and Stillwater, Wheaton’s estimated attributable production in 2018 is forecast to be approximately 355,000 ounces of gold, 22.5 million ounces of silver, and 10,400 ounces of palladium.

•

Estimated average annual attributable production over the next five years (including 2018) is anticipated to be approximately 385,000 ounces of gold, 25 million ounces of silver, 27,000 ounces of palladium, and starting in 2021, 2.1 million pounds of cobalt per year.

“Wheaton’s high-quality portfolio and strong margins generated over $260 million of operating cash flow in the first half of 2018,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Since the beginning of the year, Wheaton made two substantial acquisitions with new streams on Voisey’s Bay and Stillwater. We expect Stillwater to contribute production and cash flow starting in the third quarter of 2018 and Voisey’s Bay starting in 2021.

These additions ideally fit within our existing portfolio as they are both high-margin and long-life mines with significant exploration potential. Given our sector-leading cash flow and revolving credit facility, Wheaton was able to consummate these transactions on an accretive basis for shareholders without having to access additional sources of capital. Over the past eight years, we have only raised $1.6 billion in equity, while at the same time invested over $6.5 billion into new streams and paid over $800 million in dividends.”

Financial Review

Revenues

Revenue was $212 million in the second quarter of 2018, on sales volume of 6.0 million ounces of silver and 87,100 ounces of gold. This represents a 6% increase from the $200 million of revenue generated in the second quarter of 2017 due primarily to (i) a 21% increase in the number of gold ounces sold; (ii) a 3% increase in the average realized gold price ($1,305 in Q2 2018 compared with $1,263 in Q2 2017); partially offset by (iii) a 6% decrease in the number of silver ounces sold; and (iv) a 3% decrease in the average realized silver price ($16.52 in Q2 2018 compared with $17.09 in Q2 2017).

Costs and Expenses

Average cash costs¹ in the second quarter of 2018 were $4.54 per silver ounce sold and $407 per gold ounce sold, as compared with $4.51 per silver ounce and $393 per gold ounce during the comparable period of 2017. This resulted in a cash operating margin¹ of $11.98 per silver ounce sold and $898 per gold ounce sold, a decrease of 5% per silver ounce sold and an increase of 3% per ounce of gold sold as compared with Q2 2017. The decrease in the silver cash operating margin was primarily due to a 3% decrease in the average realized silver price in Q2 2018 compared with Q2 2017 while the increase in the gold cash operating margin was primarily due to a 3% increase in the average realized gold price during the same period.

Earnings and Operating Cash Flows

Adjusted net earnings¹ and cash flow from operations in the second quarter of 2018 were $73 million ($0.16 per share) and $135 million ($0.31 per share¹), compared with adjusted net earnings¹ of $67 million ($0.15 per share) and cash flow from operations of $125 million ($0.28 per share¹) for the same period in 2017, an increase of 9% and 8%, respectively.

Balance Sheet

At June 30, 2018, the Company had approximately $93 million of cash on hand and $957 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). Subsequent to June 30, 2018, the Company used its Revolving Facility to fund the $500 million for the acquisition of the stream on Stillwater.

Second Quarter Asset Highlights

During the second quarter of 2018, attributable production was 6.1 million ounces of silver and 85,300 ounces of gold, representing a decrease of 15% and an increase of 7%, as compared with the second quarter of 2017.

Operational highlights for the quarter ended June 30, 2018, based upon counterparties’ reporting, are as follows:

Salobo

In the second quarter of 2018, Salobo produced 63,900 ounces of attributable gold, an increase of approximately 11% relative to the second quarter of 2017 as higher recovery and throughput were partially offset by lower grades. The Salobo plant operated at 100% of capacity in the quarter.

Peñasquito

In the second quarter of 2018, Peñasquito produced 1.3 million ounces of attributable silver, a decrease of approximately 15% relative to the second quarter of 2017 due to lower production from the oxide heap leach. According to Goldcorp Inc.’s (“Goldcorp”) second quarter of 2018 MD&A, lower production was a result of the planned transition from high-grade ore in Phase 5D at the bottom of the Peñasco pit, to lower grade ore from stockpiles and the remnants of Phase 5D. Production in Phase 5D was reportedly completed during the second quarter of 2018, and equipment was refocused on accelerating stripping activities in Phase 6D and in the Chile Colorado pit.

According to Goldcorp, construction of the Pyrite Leach Project (“PLP”) at Peñasquito has been completed with commissioning further accelerated to the third quarter of 2018, now two quarters ahead of schedule. As a result, Goldcorp has modified the production plan for the third quarter with lower than planned mill throughput and low mill head grades, exclusively from the surface stockpile, to accommodate the commissioning of a new major circuit, which is the preferred material to be processing during the commissioning phase where lower recoveries are expected. Goldcorp further notes that a resequencing to higher grades and mill tonnage in the fourth quarter, subsequent to the commissioning, is expected to allow the mine to meet its full year gold production objectives.

Antamina

In the second quarter of 2018, Antamina produced 1.5 million ounces of attributable silver, a decrease of approximately 23% relative to the second quarter of 2017 as expected due to mine sequencing in the open pit.

San Dimas

In the second quarter of 2018, San Dimas produced 5,700 ounces of attributable gold and 0.6 million ounces of attributable silver. On May 10, 2018, First Majestic announced that they had completed the previously announced acquisition of Primero. In connection with this acquisition, Wheaton International terminated the existing San Dimas silver purchase agreement with Primero (the “Primero SPA”) and entered into a new precious metals purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). Attributable silver production in the quarter was in relation to the Primero SPA, and attributable gold production was attributable to the San Dimas PMPA. Under the San Dimas PMPA, Wheaton is entitled to 25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine2, and for each ounce of gold delivered, Wheaton will pay to First Majestic a delivery payment equal to the lesser of $600/oz, subject to a 1% annual inflationary adjustment, and the prevailing market price. First Majestic has provided a corporate guarantee and security limited to San Dimas assets. As part of the transaction, in addition to the new stream, Wheaton received 20,914,590 First Majestic common shares with a fair value of $151 million. As reflected in the Company’s second quarter financial results, the termination of the Primero SPA has resulted in a gain on disposal of $246 million to Wheaton.

Sudbury

In the second quarter of 2018, Vale’s Sudbury mines produced 4,900 ounces of attributable gold, a decrease of approximately 34% relative to the second quarter of 2017 primarily due to lower grades and throughput. According to Vale’s second quarter of 2018 MD&A, the Coleman mine was in a maintenance shutdown from November 2017 to April 2018.

Constancia

In the second quarter of 2018, Constancia produced 0.6 million ounces of attributable silver and 3,200 ounces of attributable gold, an increase of approximately 9% and 37%, respectively, relative to the second quarter of 2017. Increased silver and gold production was primarily due to higher throughput and grades.

Other Silver

In the second quarter of 2018, total Other Silver attributable production was 2.2 million ounces, a decrease of approximately 6% relative to the second quarter of 2017. The decrease was driven primarily by the cessation of attributable production from the Lagunas Norte, Veladero, and Pierina mines as the silver purchase agreement with Barrick Gold Corp. (“Barrick”) related to these mines expired on March 31, 2018.

Other Gold

In the second quarter of 2018, total Other Gold attributable production was 7,500 ounces, a decrease of approximately 39% relative to the second quarter of 2017. The decrease was due primarily to lower production at both the Minto and 777 mines.

Produced But Not Yet Delivered 3

As at June 30, 2018, payable ounces attributable to the Company produced but not yet delivered³ amounted to 4.3 million payable silver ounces and 75,600 payable gold ounces, representing a decrease of 0.6 million payable silver ounces and 6,400 payable gold ounces during the three month period ended June 30, 2018. Payable silver ounces produced but not yet delivered decreased primarily as a result of decreases related to the San Dimas and Peñasquito silver interests partially offset by an increase related to the Yauliyacu silver interest. Payable gold ounces produced but not yet delivered decreased primarily as a result of a decrease related to the Salobo gold interest partially offset by increases related to the San Dimas and 777 gold interests. Payable ounces produced but not yet delivered to the Wheaton group of companies are expected to average approximately two months of annualized production for silver and two to three months for gold but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Voisey’s Bay

On June 28, 2018, the Company entered into an agreement to acquire from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay cobalt production until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine at a fixed 93.3% payable rate for a total upfront cash payment of $390 million. In addition, Wheaton will make delivery payments of 18% of the Metal Bulletin market price of cobalt (“cobalt spot price”) per pound of cobalt delivered under the agreement until such time as the upfront cash payment is reduced to zero, after which the per pound price paid will be 22% of the cobalt spot price per cobalt pound delivered. Delivery of cobalt production will commence after January 1, 2021.

Subsequent to the Quarter

Stillwater

On July 25, 2018, Wheaton International entered into an agreement to acquire from Sibanye-Stillwater an amount of gold and palladium equal to a fixed percentage of gold and palladium production from Stillwater starting on July 1, 2018. Wheaton International has paid a total upfront cash payment of $500 million and is entitled to an amount of gold equal to 100% of Stillwater gold production for the life of mine and an amount of palladium equal to: 4.5% of Stillwater palladium production until 375,000 ounces are delivered; thereafter, 2.25% of Stillwater palladium production until 550,000 are delivered; and 1% of Stillwater palladium production thereafter for the life of mine. In addition, Wheaton International will generally make delivery payments of 18% of spot gold and palladium prices until such time as the upfront cash payment is reduced to zero, after which the delivery payments will increase to 22% spot.

Acquisition of Adventus Shares

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus in a private placement transaction, for a total purchase price of Cdn$6 million, representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company acquired a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador.

Dividend

Third Quarterly Dividend

The third quarterly cash dividend for 2018 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on August 29, 2018 and will be distributed on or about September 13, 2018.

Under the Company’s dividend policy, the quarterly dividend per common share will be equal to 30% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this third quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company’s website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook – Reconfirming Guidance

Wheaton reconfirms its estimated attributable production forecast for 2018 of approximately 355,000 ounces of gold, 22.5 million ounces of silver, and 10,400 ounces of palladium. Estimated average annual attributable production over the next five years (including 2018) is anticipated to be approximately 385,000 ounces of gold, 25 million ounces of silver, 27,000 ounces of palladium, and starting in 2021, 2.1 million pounds of cobalt per year. As a reminder, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $93 million of cash and cash equivalents as at June 30, 2018 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Wednesday, August 15, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	8248656
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 22, 2018 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056

Dial from outside Canada or the US:	416-849-0833
Pass code:	8248656
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, Vice President, Mining Operations for Wheaton Precious Metals, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

[1]	Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.
[2]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

[3]	Payable silver and gold ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2018	2017	2018	2017
Sales	$212,400	$199,684	$411,652	$397,635

Cost of sales
Cost of sales, excluding depletion	$62,580	$56,981	$118,994	$115,272
Depletion	62,494	59,772	119,759	123,715

Total cost of sales	$125,074	$116,753	$238,753	$238,987

Gross margin	$87,326	$82,931	$172,899	$158,648

Other expenses (income)
General and administrative [1]	$11,972	$9,069	$21,729	$16,967
Gain on disposal of mineral stream interest	(245,715)	—	(245,715)	—
Interest expense	5,659	6,482	11,249	12,854
Unrealized fair value losses (gains), net	295	—	2,165	—
Other income	(1,538)	(1,075)	(2,372)	(2,173)
Other expense	1,709	1,358	3,430	2,507
Foreign exchange loss (gain)	26	41	(143)	85

	$(227,592)	$15,875	$(209,657)	$30,240

Earnings before income taxes	$314,918	$67,056	$382,556	$128,408
Income tax recovery	3,224	556	3,709	428

Net earnings	$318,142	$67,612	$386,265	$128,836

Basic earnings per share	$0.72	$0.15	$0.87	$0.29
Diluted earnings per share	$0.72	$0.15	$0.87	$0.29
Weighted average number of shares outstanding
Basic	443,191	441,784	442,961	441,635
Diluted	443,770	442,370	443,453	442,168

1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,394	$1,273	$2,643	$2,469

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2018	As at December 31 2017
Assets
Current assets
Cash and cash equivalents	$92,661	$98,521
Accounts receivable	6,875	3,194
Other	3,580	1,700

Total current assets	$103,116	$103,415

Non-current assets
Mineral stream interests	$5,785,795	$5,423,277
Early deposit mineral stream interests	25,990	21,722
Mineral royalty interest	9,107	9,107
Long-term equity investments	261,172	95,732
Investment in associates	2,793	2,994
Convertible note receivable	13,723	15,777
Other	14,416	11,289

Total non-current assets	$6,112,996	$5,579,898

Total assets	$6,216,112	$5,683,313

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,008	$12,118
Current portion of performance share units	1,638	—
Other	22	25

Total current liabilities	$21,668	$12,143

Non-current liabilities
Bank debt	$956,500	$770,000
Deferred income taxes	96	76
Performance share units	3,233	1,430

Total non-current liabilities	$959,829	$771,506

Total liabilities	$981,497	$783,649

Shareholders’ equity
Issued capital	$3,489,643	$3,472,029
Reserves	87,819	77,007
Retained earnings	1,657,153	1,350,628

Total shareholders’ equity	$5,234,615	$4,899,664

Total liabilities and shareholders’ equity	$6,216,112	$5,683,313

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2018	2017	2018	2017
Operating activities
Net earnings	$318,142	$67,612	$386,265	$128,836
Adjustments for
Depreciation and depletion	62,727	60,016	120,232	124,202
Gain on disposal of mineral stream interest	(245,715)	—	(245,715)	—
Interest expense	5,659	6,482	11,249	12,854
Equity settled stock based compensation	1,394	1,273	2,643	2,469
Performance share units	3,316	(23)	3,500	(457)
Deferred income tax expense (recovery)	(3,253)	(820)	(3,760)	(705)
Loss on fair value adjustment of share purchase warrants held	12	—	111	—
Share in losses of associate	—	—	201	—
Fair value adjustment on convertible note receivable	283	—	2,054	—
Investment income recognized in net earnings	(681)	(87)	(1,266)	(163)
Other	287	135	513	(734)
Change in non-cash working capital	(1,791)	(3,466)	(4,894)	(8,929)

Cash generated from operations before interest paid and received	$140,380	$131,122	$271,133	$257,373
Interest paid	(5,459)	(6,513)	(11,055)	(12,902)
Interest received	279	72	462	133

Cash generated from operating activities	$135,200	$124,681	$260,540	$244,604

Financing activities
Bank debt repaid	$(79,000)	$(111,000)	$(186,000)	$(240,000)
Bank debt drawn	372,500	—	372,500	—
Credit facility extension fees	(5)	(5)	(1,205)	(1,305)
Share purchase options exercised	878	280	1,027	1,002
Dividends paid	(64,589)	(52,108)	(64,589)	(52,108)

Cash (used for) generated from financing activities	$229,784	$(162,833)	$121,733	$(292,411)

Investing activities
Mineral stream interests	$(610,235)	$—	$(610,235)	$—
Early deposit mineral stream interests	(4,255)	(15)	(4,458)	(894)
Proceeds on disposal of mineral stream interests [1]	230,000	—	230,000	1,022
Acquisition of long-term investments	(1,016)	—	(1,016)	—
Dividend income received	20	15	40	30
Other	(2,384)	(32)	(2,425)	(86)

Cash used for investing activities	$(387,870)	$(32)	$(388,094)	$72

Effect of exchange rate changes on cash and cash equivalents	$(21)	$10	$(39)	$15

Decrease in cash and cash equivalents	$(22,907)	$(38,174)	$(5,860)	$(47,720)
Cash and cash equivalents, beginning of period	115,568	114,749	98,521	124,295

Cash and cash equivalents, end of period	$92,661	$76,575	$92,661	$76,575

1)

During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator’s Mineral Park mine in the United States.

Summary of Ounces Produced

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Silver ounces produced [2]
San Dimas [3]	607	1,606	1,324	1,043	973	623	1,429	1,264
Peñasquito	1,267	1,450	1,561	1,641	1,483	1,339	1,328	1,487
Antamina	1,458	1,339	1,467	1,735	1,888	1,464	1,599	1,469
Constancia	596	646	670	618	546	540	723	749
Other
Los Filos	39	34	48	43	42	32	33	44
Zinkgruvan	453	565	619	710	493	538	557	449
Yauliyacu	719	550	335	588	607	562	379	721
Stratoni	211	137	131	137	171	166	187	206
Minto	30	35	30	43	42	56	100	153
Neves-Corvo	421	405	305	341	316	330	312	279
Aljustrel	138	—	—	—	—	—	—	—
Cozamin [4]	—	—	—	—	17	397	265	239
Lagunas Norte [5]	—	217	253	243	218	210	234	215
Pierina [5]	—	107	111	107	114	137	117	50
Veladero [5]	—	265	211	201	144	158	174	160
777	152	146	146	145	138	96	152	166

Total Other	2,163	2,461	2,189	2,558	2,302	2,682	2,510	2,682

Total silver ounces produced	6,091	7,502	7,211	7,595	7,192	6,648	7,589	7,651

Gold ounces produced ²
Sudbury [6]	4,894	3,511	8,568	8,519	7,468	9,182	8,901	10,779
Salobo	63,949	61,513	76,153	72,980	57,514	58,009	77,787	70,776
Constancia	3,187	3,315	2,947	2,498	2,332	2,431	3,151	3,737
San Dimas [3]	5,726	—	—	—	—	—	—	—
Other
Minto	2,554	2,707	3,328	6,105	6,063	9,734	10,906	20,184
777	4,982	5,645	5,478	5,114	6,259	4,422	10,919	10,140

Total Other	7,536	8,352	8,806	11,219	12,322	14,156	21,825	30,324

Total gold ounces produced	85,292	76,691	96,474	95,216	79,636	83,778	111,664	115,616

SEOs produced [7]	12,829	13,583	14,572	14,823	13,009	12,513	15,526	15,521
GEOs produced [7]	162,388	171,310	190,979	195,263	178,100	178,766	218,429	228,001

Gold / Silver Ratio [8]	79.0	79.3	76.3	75.9	73.0	70.0	71.1	68.1

Average payable rate—silver [2]	87.0%	89.8%	90.3%	90.3%	91.1%	89.7%	91.5%	91.0%
Average payable rate—gold [2]	94.7%	94.4%	94.8%	94.8%	94.5%	94.7%	95.4%	95.0%

1)	All figures in thousands except gold ounces produced.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
4)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
7)

Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

8)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.

Summary of Ounces Sold

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Silver ounces sold
San Dimas [2]	1,070	1,372	1,299	962	845	796	1,571	1,065
Peñasquito	1,547	1,227	1,537	1,109	1,639	860	1,270	1,078
Antamina	1,422	1,413	1,769	1,537	1,453	1,170	1,488	1,598
Constancia	410	574	491	491	559	383	702	536
Other
Los Filos	35	52	16	43	42	32	33	44
Zinkgruvan	297	391	597	305	398	296	592	340
Yauliyacu	521	360	642	364	423	403	671	342
Stratoni	171	148	110	84	123	195	165	203
Minto	28	(1)	34	43	39	37	102	96
Cozamin [3]	—	—	—	23	125	232	196	207
Neves-Corvo	178	169	119	117	114	153	147	88
Lagunas Norte [4]	65	236	237	242	204	217	227	237
Pierina [4]	54	88	106	102	136	150	84	32
Veladero [4]	104	161	211	201	144	159	174	160
777	70	153	124	135	125	142	84	96

Total Other	1,523	1,757	2,196	1,659	1,873	2,016	2,475	1,845

Total silver ounces sold	5,972	6,343	7,292	5,758	6,369	5,225	7,506	6,122

Gold ounces sold
Sudbury [5]	4,400	5,186	12,059	3,237	5,822	6,887	10,183	12,294
Salobo	70,734	54,645	71,683	67,198	50,478	63,007	73,646	50,043
Constancia	2,172	3,247	1,965	2,206	2,356	2,315	3,343	3,396
San Dimas [2]	3,738	—	—	—	—	—	—	—
Other
Minto	2,284	1,763	2,020	4,603	6,988	9,902	15,445	11,110
777	3,812	5,132	6,568	5,304	6,321	6,286	6,314	8,220

Total Other	6,096	6,895	8,588	9,907	13,309	16,188	21,759	19,330

Total gold ounces sold	87,140	69,973	94,295	82,548	71,965	88,397	108,931	85,063

SEOs sold [6]	12,855	11,892	14,488	12,024	11,625	11,412	15,249	11,913
GEOs sold [6]	162,715	149,987	189,882	158,401	159,161	163,032	214,529	175,008

Cumulative payable silver ounces PBND [7]	4,252	4,894	4,515	5,257	4,152	3,967	3,224	3,783

Cumulative payable gold ounces PBND [7]	75,557	81,923	79,477	82,632	74,899	71,571	80,621	82,775

Gold / Silver Ratio [8]	79.0	79.3	76.3	75.9	73.0	70.0	71.1	68.1

1)	All figures in thousands except gold ounces sold.
2)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)

Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

	Three Months Ended June 30, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Gross Margin	Gain on Disposal	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	607	1,070		$16.52		$4.32		$1.46	$17,673	$11,484	$245,715	$257,199	$13,051	$—
Peñasquito	1,267	1,547		16.36		4.17		2.96	25,315	14,291	—	14,291	18,863	395,052
Antamina	1,458	1,422		16.69		3.29		8.70	23,736	6,691	—	6,691	19,060	732,979
Constancia	596	410		16.66		5.90		7.14	6,826	1,481	—	1,481	4,409	254,773
Other [5]	2,163	1,523		16.49		5.87		3.47	25,097	10,879	—	10,879	16,014	511,851

	6,091	5,972		$16.52		$4.54		$4.47	$98,647	$44,826	$245,715	$290,541	$71,397	$1,894,655

Gold
Sudbury [6]	4,894	4,400		$1,313		$400		$795	$5,778	$520	$—	$520	$4,020	$372,366
Salobo	63,949	70,734		1,305		400		386	92,327	36,717	—	36,717	64,033	2,760,314
Constancia	3,187	2,172		1,316		400		374	2,857	1,176	—	1,176	1,989	120,025
San Dimas [4]	5,726	3,738		1,266		600		556	4,733	411	—	411	2,490	218,158
Other [7]	7,536	6,096		1,322		379		340	8,058	3,676	—	3,676	5,850	26,950

	85,292	87,140		$1,305		$407		$411	$113,753	$42,500	$—	$42,500	$78,382	$3,497,813

Cobalt
Voisey’s Bay	—	—	$	n.a.	$	n.a.	$	n.a.	$—	$—	$—	$—	$—	$393,327

Operating results									$212,400	$87,326	$245,715	$333,041	$149,779	$5,785,795

Corporate costs
General and administrative												$(11,972)	$(7,627)
Interest expense												(5,659)	(5,459)
Other												(492)	(1,493)
Income tax recovery												3,224	—

Total corporate costs												$(14,899)	$(14,579)	$430,317

												$318,142	$135,200	$6,216,112

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
5)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

6)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2018 were as follows:

	Three Months Ended June 30, 2018
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Silver equivalent basis	79.0	12,829	12,855	$16.52	$4.87	$11.65	$4.86	$6.79
Gold equivalent basis	79.0	162,388	162,715	$1,305	$385	$920	$384	$536

1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

	Three Months Ended June 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	973	845	$16.92	$4.28	$1.46	$14,298	$9,443	$10,680	$138,173
Peñasquito	1,483	1,639	17.40	4.13	2.88	28,519	17,026	21,750	410,876
Antamina	1,888	1,453	17.12	3.50	9.81	24,873	5,529	15,729	790,072
Constancia	546	559	17.29	5.90	7.36	9,659	2,250	6,363	269,036
Other [5]	2,302	1,873	16.80	5.31	3.64	31,465	14,702	21,216	766,091

	7,192	6,369	$17.09	$4.51	$4.89	$108,814	$48,950	$75,738	$2,374,248

Gold
Sudbury [6]	7,468	5,822	$1,248	$400	$769	$7,264	$455	$4,930	$391,757
Salobo	57,514	50,478	1,259	400	381	63,577	24,163	43,386	2,861,619
Constancia	2,332	2,356	1,252	400	409	2,949	1,043	2,007	123,758
Other [7]	12,322	13,309	1,283	361	297	17,080	8,320	12,192	39,240

	79,636	71,965	$1,263	$393	$398	$90,870	$33,981	$62,515	$3,416,374

Operating results						$199,684	$82,931	$138,253	$5,790,622

Corporate costs
General and administrative							$(9,069)	$(6,869)
Interest expense							(6,482)	(6,513)
Other							(324)	(190)
Income tax recovery							556	—

Total corporate costs							$(15,319)	$(13,572)	$205,388

							$67,612	$124,681	$5,996,010

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
5)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

6)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2017 were as follows:

	Three Months Ended June 30, 2017
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Silver equivalent basis	73.0	13,009	11,625	$17.18	$4.90	$12.28	$5.14	$7.14
Gold equivalent basis	73.0	178,100	159,161	$1,255	$358	$897	$376	$521

1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash derivative (gains) losses, non-cash share of losses of associates and other one-time (income) fees. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30
(in thousands, except for per share amounts)	2018	2017
Net earnings	$318,142	$67,612
Add back (deduct):
Gain on disposal of San Dimas SPA	(245,715)	—
Loss on fair value adjustment of Kutcho Convertible Note	283	—
Loss on fair value adjustment of share purchase warrants held	12	—
Fees for contract amendments and reconciliations	—	(988)

Adjusted net earnings	$72,722	$66,624

Divided by:
Basic weighted average number of shares outstanding	443,191	441,784
Diluted weighted average number of shares outstanding	443,770	442,370

Equals:
Adjusted earnings per share - basic	$0.16	$0.15
Adjusted earnings per share - diluted	$0.16	$0.15

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30
(in thousands, except for per share amounts)	2018	2017
Cash generated by operating activities	$135,200	$124,681

Divided by:
Basic weighted average number of shares outstanding	443,191	441,784
Diluted weighted average number of shares outstanding	443,770	442,370
Equals:
Operating cash flow per share – basic	$0.31	$0.28
Operating cash flow per share – diluted	$0.30	$0.28

iii.

Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Cost of sales	$125,074	$116,753
Less: depletion	(62,494)	(59,772)

Cash cost of sales	$62,580	$56,981

Cash cost of sales is comprised of:
Total cash cost of silver sold	$27,107	$28,711
Total cash cost of gold sold	35,473	28,270

Total cash cost of sales	$62,580	$56,981

Divided by:
Total silver ounces sold	5,972	6,369
Total gold ounces sold	87,140	71,965

Equals:
Average cash cost of silver (per ounce)	$4.54	$4.51
Average cash cost of gold (per ounce)	$407	$393

iv.

Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Total sales:
Silver	$98,647	$108,814
Gold	$113,753	$90,870
Divided by:
Total silver ounces sold	5,972	6,369
Total gold ounces sold	87,140	71,965

Equals:
Average realized price of silver (per ounce)	$16.52	$17.09
Average realized price of gold (per ounce)	$1,305	$1,263
Less:
Average cash cost of silver [1] (per ounce)	$(4.54)	$(4.51)
Average cash cost of gold [1] (per ounce)	$(407)	$(393)

Equals:
Cash operating margin per silver ounce sold	$11.98	$12.58
As a percentage of realized price of silver	73%	74%
Cash operating margin per gold ounce sold	$898	$870
As a percentage of realized price of gold	69%	69%

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals’ MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the timing of delivery of palladium by Sibanye-Stillwater under the Precious Metals Stream;

•	the receipt of by Wheaton of palladium production in respect of Stillwater;

•	the demand, uses and supply of palladium;

•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale;

•	the commencement and timing of delivery of cobalt by Vale under the cobalt streaming transaction;

•	the receipt of cobalt by Wheaton of cobalt production in respect of Voisey’s Bay;

•	Vale’s obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;

•	the demand, uses and supply of cobalt;

•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

•	the proposed acquisition of the Minto mine;

•	the repayment of the Kutcho convertible note;

•	the ability of Barrick to advance the Pascua-Lama project as an underground mine;

•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	projected increases to Wheaton’s production and cash flow profile;

•	the expansion and exploration potential at the Salobo and Peñasquito and other mines;

•	projected changes to Wheaton’s production mix;

•	anticipated increases in total throughput;

•	the estimated future production;

•	the future price of commodities;

•	the estimation of mineral reserves and mineral resources;

•	the realization of mineral reserve estimates;

•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);

•	the costs of future production;

•	reserve determination;

•	estimated reserve conversion rates and produced but not yet delivered ounces;

•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;

•	confidence in the Company’s business structure;

•

the Company’s position relating to any dispute with the CRA and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	that each party does not satisfy its obligations in accordance with the terms of the Precious Metals Stream;

•

Sibanye-Stillwater is unable to commence, or the timing of delivery of palladium by Sibanye-Stillwater is delayed or deferred under the Precious Metals Stream or Wheaton is unable to sell its palladium production delivered under the Precious Metals Stream at acceptable prices or at all;

•

the decrease in demand for palladium, the decrease in uses for palladium or the discovery of new supplies of palladium, any or all of which could result in a decrease to the price of palladium or a decrease in the ability to sell palladium;

•	that each party does not satisfy its obligations in accordance with the terms of the cobalt streaming transaction;

•	Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;

•

Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the cobalt streaming transaction or Wheaton is unable to sell its cobalt production delivered under the cobalt streaming transaction at acceptable prices or at all;

•

Vale does not meet its obligations under the development agreement with the Government of Newfoundland and Labrador or the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;

•

the decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•

First Majestic not being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Kutcho not being able to make payments under the Kutcho convertible note;

•	the acquisition of the Minto mine not being completed as proposed or at all;

•	Barrick not being able to advance the Pascua-Lama project as an underground mine;

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of Wheaton’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;

•

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;

•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	the Company’s business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;

•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;

•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

•	the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;

•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;

•	litigation risk associated with a challenge to the Company’s tax filings;

•	credit and liquidity risks;

•	indebtedness and guarantees risks;

•	mine operator concentration risks;

•	hedging risk;

•	competition in the mining industry;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the common shares of Wheaton;

•	equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	litigation risk associated with outstanding legal matters;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to unknown defects and impairments;

•	risks relating to security over underlying assets;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development and operations at the Mining Operations;

•

risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;

•	inability to replace and expand mineral reserves;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	fluctuations in the commodity prices other than silver or gold;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks relating to future sales or the issuance of equity securities; and

•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•

Sibanye-Stillwater is able to commence and meet its timing for delivery of palladium under the Precious Metals Stream and Wheaton is able to sell palladium production delivered under the Precious Metals Stream at acceptable prices;

•	the demand and uses for palladium will not significantly decrease and the supply of palladium will not significantly increase;

•	Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;

•

Vale is able to commence and meet its timing for delivery of cobalt under the cobalt streaming transaction and Wheaton is able to sell cobalt production delivered under the cobalt streaming transaction at acceptable prices;

•	Vale meets its obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;

•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;

•	that the acquisition of the Minto mine will be completed as proposed;

•

that Barrick will be able to advance the Pascua-Lama project as an underground mine or that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

•	that there will be no material adverse change in the market price of commodities;

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive precious metal stream interests;

•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;

•	that Wheaton will be successful in challenging any reassessment by the CRA;

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•	that Wheaton will not change its business as a result of any CRA reassessment;

•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

•

that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com